

January 4, 2023

Mark Palfreeman
Chief Executive Officer
Nixplay Inc.
12301 Whitewater Dr., Suite 115
Minnetonka, MN 55343-3932

     Re: Nixplay Inc.
          Amendment No. 3 to Offering Statement on Form 1-A
          Filed on December 22, 2022
          File No. 024-12011

Dear Mark Palfreeman:

     We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2022 letter.

Form 1-A filed December 22, 2022

Risk Factors
Risks Related to our Operations in Hong Kong
There may be difficulties in effecting service of legal process..., page 12

1.   We note your response to prior comment 1. The instructions to Item 10(a) of Form 1-A define "executive officer" as any person in charge of a principal business function, including finance. Accordingly, please revise your representation that none of the Company's executive officers or directors are based in Hong Kong, or provide a more detailed analysis supporting your position that your Chief Financial Officer is not an "executive officer" under this definition and relevant state law.

Directors, Executive Officers, and Significant Employees, page 49

2.   We note that during your "Nixplay Kick-Off" Webinar on November 30, 2022, Benoit Le Berre introduced himself as your CFO and answered investors' questions regarding financial matters. With a view toward revised disclosure, please explain how such actions are consistent with the disclosure in your offering circular that Mr. Durbridge will act as your principal financial officer until your CFO obtains the appropriate work visa to work in the United States.

  You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeanne Campanelli